AMENDMENT TO TRANSACTION FEE AGREEMENT

This amendment (this “Amendment”), dated March 24, 2014, to that certain Transaction Fee Agreement (“Fee Agreement”), dated March 21, 2014, by and between Synthesis Energy Systems, Inc. (the “Company”) and T.R. Winston & Company, LLC (“TRW”). Capitalized terms used herein, but no otherwise defined, shall have the meanings ascribed to them in the Fee Agreement.

NOW, THEREFORE, the parties hereto, in consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, hereby agree to amend the Fee Agreement such that, as to aggregate gross proceeds payable at Closing (and not in an Subsequent Financing, for which the full fee shall still apply) in excess of $10 million, TRW shall not receive any cash fee pursuant to Section 1(i) thereunder.

All other provisions of the Fee Agreement, including the right to receive warrants, expense reimbursement or Tail Fee shall remain the same.

In acknowledgment that the foregoing correctly sets forth the understanding of the parties, please sign in the space provided below, whereupon this Amendment shall constitute a binding agreement as of the date indicated above.

SYNTHESIS ENERGY SYSTEMS, INC.	T.R. WINSTON & COMPANY, LLC

By: /s/ Charles Costenbader	By: /s/ G. Tyler Runnels
Name: Charles Costenbader	Name: G. Tyler Runnels
Title: Chief Financial Officer	Title: Chairman/CEO